SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:   Valerie Seager
Title:      Corporate Secretary

Date:  April 30, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated April 29, 2004

2

Financial Statements for the three months ended March 31, 2004

3

Management's Discussion and Analysis

EXHIBIT 1

29 April 2004

Stronger U.S. economy supports upward adjustment of product pricing

Vancouver, BC - In spite of the predicted poor earnings in the first quarter, resulting from a heavy maintenance effort, NorskeCanada was encouraged by a more buoyant U.S. economy that supported price increases across nearly all its product lines.

Earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses (EBITDA) were in line with the company's expectations at $7.4 million for the first quarter with a net loss of $46.3 million ($0.22 per common share), and an operating loss of $37.6 million on net sales of $399.2 million. Results reflect the previously announced annual kraft mill maintenance shutdown at Crofton, and the extended Elk Falls kraft mill shutdown to rebuild the No. 2 recovery boiler, which permits the permanent closure of the No. 1 recovery boiler in May.

"While our major shutdowns drove EBITDA down sharply, stronger pulp prices, lower overhead costs, and performance improvements from our Paper Recycling Division kept it positive," said President and CEO Russell J. Horner. He noted the strong Canadian dollar and higher furnish and freight costs, the latter arising from the CN Rail strike, also hurt earnings in the first quarter although downtime was avoided as all operations ran full.

"With better market fundamentals for most uncoated specialty grades, stronger demand for coated papers in the catalogue and insert market, a brisk pulp business pushing prices to their highest level in three years, and the heavy first quarter maintenance completed, we're well set for the remainder of the year," Horner said.

First quarter results compared with the previous quarter EBITDA of $30.8 million, a net loss of $13.3 million ($0.06 per common share), and an operating loss of $16.4 million on net sales of $405.9 million. The current quarter's results included an after-tax foreign exchange loss of $5.1 million ($0.02 per common share), on translation of U.S. dollar denominated debt, compared with an after-tax gain of $15.0 million ($0.07 per common share) for the preceding quarter.

The company made solid progress towards its $90 million performance target for 2004, achieving improvements with an annual value of $44 million. It also took advantage of lower interest rates by issuing US$250 million in senior notes at 7.38 per cent to repay US$200 million in notes at 10 per cent and for general corporate purposes.

Looking ahead, the fundamentals are improving in the specialty paper markets and this bodes well for producers with the busy printing season approaching, while a stronger U.S. economy and job market should lead to higher newsprint consumption. Major directory publishers are expected to expand their offerings, improving prospects for price increases when contracts are negotiated towards the end of the year. Global paper demand and the activity of Chinese buyers in the market will continue to set the course for pulp products.

NorskeCanada is North America's third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, April 30, 2004 at 8:00 a.m. PST, 11:00 a.m. EST, to present the company's first quarter results. Media and other interested individuals are invited to listen to the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investor / Events and Presentations" section or by entering     http://webevents.broadcast.com/cnw/norskecanada20040430 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions and demand for products, pricing and anticipated saving and cost reductions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

            Director, Corporate Affairs

604-654-4040

604-654-4212

EXHIBIT 2

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended March 31
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003

Gross sales	$454.5	$445.1
Distribution costs	55.3	59.3
Net sales	399.2	385.8
Operating expenses
Cost of sales	379.4	360.4
Selling, general, and administrative	12.4	13.6
Depreciation and amortization	45.0	47.3
	436.8	421.3
Operating earnings (loss)	(37.6)	(35.5)
Foreign exchange gain (loss) on translation of long-term debt	(6.2)	15.5
Loss on repayment of long-term debt	(5.2)	-
Other income (expense), net	(0.2)	0.3
Interest expense, net	(19.4)	(17.3)
Earnings (loss) before income taxes	(68.6)	(37.0)
Income tax expense (recovery)
Current	(0.6)	1.6
Future	(21.7)	(13.8)
	(22.3)	(12.2)
Net earnings (loss)	(46.3)	(24.8)
Retained earnings, beginning of period, restated (note 2)	153.0	240.1
Retained earnings, end of period	$106.7	$215.3
Basic and diluted earnings (loss) per share (in dollars)	$(0.22)	$(0.12)
Weighted average common shares outstanding (in millions)	214.6	205.9

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at
Unaudited and in millions of Canadian dollars, except where otherwise stated	March 31, 2004	December 31, 2003
Assets
Current assets
Cash and short-term investments	$56.1	$-
Accounts receivable	268.8	253.5
Inventories	219.4	235.9
Other	7.0	6.6
	551.3	496.0
Fixed assets	2,267.1	2,290.2
Other assets	29.7	30.0
	$2,848.1	$2,816.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$277.3	$244.2
Current portion of long-term debt (note 4)	22.8	-
	300.1	244.2

Long-term debt (note 4)	893.5	845.8
Other long-term obligations	268.5	272.7
Future income taxes	341.6	363.3
Deferred credits	21.0	21.0
	1,824.7	1,747.0
Shareholders' equity
Share capital (note 5)	913.6	913.6
Contributed surplus (note 2)	3.1	-
Retained earnings	106.7	155.6
	1,023.4	1,069.2
	$2,848.1	$2,816.2

On behalf of the Board

(signed) "Russell J. Horner"

(signed) "William P. Rosenfeld"

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended March 31
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003
Cash provided (used) by
Operations
Net earnings (loss)	$(46.3)	$(24.8)
Items not requiring (providing) cash
Depreciation and amortization	45.0	47.3
Future income taxes	(21.7)	(13.8)
Increase in other long-term obligations	5.3	4.5
Foreign exchange (gain) loss on translation of long-term debt	6.2	(15.5)
Loss on repayment of long-term debt	5.2	-
Other	(2.1)	0.9
	(8.4)	(1.4)

Changes in non-cash working capital
Accounts receivable	(15.5)	0.2
Inventories	16.5	8.6
Other	2.2	4.8
Accounts payable and accrued liabilities	32.3	(41.2)
	35.5	(27.6)
Cash provided (used) by operations	27.1	(29.0)
Investing
Additions to fixed assets	(21.8)	(13.8)
Proceeds from sale of fixed assets	-	0.2
Proceeds from termination of interest rate swaps	-	15.9
Decrease (increase) in other assets	(0.1)	0.9
	(21.9)	3.2
Financing
Increase (decrease) in revolving loan (note 4)	(12.5)	33.8
Issue of long-term debt (note 4)	333.1	-
Repayment of long-term debt (note 4)	(243.3)	-
Premium and expenses on repayment of long-term debt	(15.0)	-
Deferred financing costs	(6.2)	-
Decrease in other long-term obligations	(5.2)	(8.0)
	50.9	25.8
Cash, increase during period [1]	56.1	-
Cash, beginning of period [1]	-	-
Cash, end of period [1]	$56.1	$-
Supplemental information
Income taxes paid	$2.2	$3.5
Net interest paid	21.0	16.8

1

Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of Canadian dollars, except where otherwise stated	Specialties	Newsprint	Pulp	Total
Three months ended March 31, 2004
Net sales [1]	$224.8	$123.3	$51.1	$399.2
Depreciation and amortization	25.1	13.1	6.8	45.0
Operating earnings (loss)	(0.1)	(5.2)	(32.3)	(37.6)
Capital expenditures	4.0	1.1	16.7	21.8

Three months ended March 31, 2003
Net sales [1]	$213.3	$114.6	$57.9	$385.8
Depreciation and amortization	24.4	15.8	7.1	47.3
Operating earnings (loss)	(10.0)	(18.5)	(7.0)	(35.5)
Capital expenditures	5.3	5.4	3.1	13.8

1 Pulp net sales are stated net of inter-segment pulp sales of $41.6 million for the three months ended March 31, 2004 ($46.7 million - three months ended March 31, 2003).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
1. Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund ("Great Lakes") and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

2. Significant Accounting Policies
Stock-based Compensation

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants' (CICA) amended recommendations of Section 3870, Stock-based Compensation and Other Stock-based Payments. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  The Company has recorded an expense for stock-based compensation plans in the quarter ending March 31, 2004.  The standard has been applied retroactively without restatement of prior periods and has resulted in an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current quarter to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.  The pro forma disclosures with respect to the comparative quarter ending March 31, 2003 are provided in note 7 of these financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted the new CICA recommendations of Section 3063, Impairment of Long-lived Assets.  These recommendations require an entity to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.  There was no impact on the financial statements for the quarter ended March 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA recommendations of Section 3110, Asset Retirement Obligations, with respect to recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset.  There was no impact on the financial statements for the quarter ended March 31, 2004.

Hedging Relationships and Accounting for Trading, Speculative, or Non-Derivative Financial Instruments

Effective January 1, 2004, the Company adopted the CICA's new Accounting Guideline-13, Hedging Relationships, on the requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new Standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.

The Company also applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting for trading, speculative or non-hedging derivative financial instruments.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivatives for which hedge accounting is not applied are carried on the balance sheet at fair value, with changes in fair value being recorded in the statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline or which the Company has elected not to formally document as hedges.

3. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulps

The segments are managed separately and all manufacturing facilities are located in Canada.  Inter-segment sales consist of slush pulp transfers at cost.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated

4. Long-term Debt
The Company's long-term debt is as follows:
		As at
Recourse		March 31, 2004		December 31, 2003
Senior notes, 10% due March 2009 (US$17.4 million; 2003 - US$200.0 million)		$22.8		$274.5
Senior notes, 8.625% due June 2011 (US$400.0 million)		528.3		521.2
Senior notes, 7.375% due March 2014 (US$250.0 million)		327.6		-
		878.7		795.7
Revolving operating loan of up to $350.0 million due July 2006 with interest based on CDN prime rates/U.S. base rates, or LIBOR/BA rates at the Company's option		-		12.5
		878.7		808.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009		37.6		37.6
Total debt		916.3		845.8
Less: Current portion		(22.8)		-
Total long-term debt		$893.5		$845.8

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014.  The net proceeds were used to redeem the 10% senior notes and for general corporate purposes.  Senior notes with a face value of US$182.6 million were redeemed in the current quarter and the balance, with a face value of US$17.4 million, were redeemed subsequent to the quarter-end.

Substantially all of the assets of the Company are pledged as security under the revolving operating loan.  Its availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at March 31, 2004.  At March 31, 2004, the borrowing base on the $350.0 million revolving operating loan was $348.5 million.  After outstanding letters of credit of $26.4 million, $322.1 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating loan.  No such debt has been incurred.

As at March 31, 2004, the Company remained in compliance with the covenants under both its credit facilities and bond indentures.  However, the Company's Consolidated Fixed Charge Ratio of the bond indentures was below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

5. Share Capital
	As at
	March 31, 2004		December 31, 2003
	Shares	$	Shares	$
Continuity of common shares:
Beginning of period	214,604,120	913.6	205,910,132	884.6
Issued for business acquisition	-	-	8,693,988	29.1
Share issue costs (net of income tax recovery of $0.1 million)	-	-	-	(0.1)
End of period	214,604,120	913.6	214,604,120	913.6

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated

6.

Financial Instruments

(a)

Derivative Financial Instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to changes in long-term fixed interest rates associated with its senior notes.

(b)

Revenue and Cost Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$
As at March 31, 2004
0 to 12 months	$370	1.3998	$184	1.4703	$56	1.5639
13 to 24 months	87	1.3051	60	1.4104	-	-
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269

For the three months ended March 31, 2004 the Company realized a gain of $19.4 million on its foreign exchange revenue hedging program and has recognized it in "Net sales".

At period-end exchange rates, the amount that the Company would receive to settle the above contracts and options is $51.9 million of which $9.9 million has been included in accounts receivable and accounts payable.  The above contracts are subject to hedge accounting.

At March 31, 2004, no commodity price hedging instruments are outstanding in respect of products sold.  The Company has oil swaps to purchase 254,000 barrels ("bbls") at an average contract rate of US$21.96 per bbl, settling between April 2004 and April 2005.  The Company also has natural gas swaps to purchase 1.7 million gigajoules ("Gj") at an average contract rate of US$3.98 per Gj, settling between April 2004 and October 2004.  At period-end swap rates, the net amount the Company would receive to settle the oil swaps and natural gas swaps is $5.7 million, of which $3.3 million has been recognized in earnings for the three months ended March 31, 2004.

(c)

Long-term Debt Hedging Instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$214.1 million over a four-year period at rates averaging 1.5491.  These instruments are not designated as hedging instruments.  At period-end rates, the net amount the Company would pay to settle these contracts is $46.5 million.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated

7. Stock-based Compensation

For three months ended March 31, 2004, the Company recorded $0.5 million as an expense for stock-based compensation plans. The pro forma effect on net earnings (loss) and net earnings (loss) per common share if the fair value method had been used in the prior period to determine compensation cost for share options granted to directors, officers and employees is as follows:

		Three months ended March 31
		2003
Net earnings (loss):
As reported		$(24.8)
Pro forma		(25.3)
Net earnings (loss) per common share (in dollars):
As reported		$(0.12)
Pro forma		(0.12)
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	2004	2003
Risk-free interest rate	4.9%	4.9%
Annual dividends per share	NIL	NIL
Expected stock price volatility	27.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair-value of options granted (in dollars)	$1.74	$1.74
8. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month periods ended March 31, 2004, March 31, 2003 and December 31, 2003.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.  EBITDA is presented because we believe it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements. The Company interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income, an indicator of the financial performance of Norske Skog Canada Limited ("NorskeCanada" or "the Company"), or an alternative to cash flows as a measure of liquidity.

Except for the historical information contained herein, the matters set forth in this report are forward-looking ..  These include, for example, statements with respect to general economic conditions in the U.S ., Canada, and internationally, assessment of market conditions and demand for our products , the outlook for inventories, production and pricing, performance improvements and cost savings, and shifts in industry capacity. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management's current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1

Q1 OVERVIEW

Groundwood specialty paper markets continued to benefit from the positive effects of increased activity in the U.S. economy in the first quarter of 2004 ("Q1, 2004").  However, the encouraging effects of the economic upturn did not extend to the newsprint market where advertising lineage failed to record any meaningful recovery.  Supply remained tight, largely due to the ongoing idling of significant paper capacity and, to a lesser extent, shipping delays encountered during the quarter.

The slowly improving market fundamentals, as well as continued currency, fibre, and energy cost pressures, led to the announcement of price increases of US$50 per tonne for newsprint and between US$45 and US$60 per short ton for most uncoated specialty paper grades during the period.

Pulp business was brisk in Q1, 2004, stemming largely from solid demand from Chinese buyers and tighter supply, the latter resulting from seasonally lower operating rates and transportation-related delays. Several price increases were implemented during the period, with prices in March reaching their highest level in three years.

RESULTS OF OPERATIONS

In Q1, 2004, we announced a new performance improvement initiative aimed at delivering EBITDA improvements of $90 million in the 2004 fiscal year's financial results, compared to 2003.  The majority of these gains are expected to arise in the second half of the year. Approximately $11 million of improvements were realized in the current quarter, compared to the 2003 average, principally from reduced furnish and overhead costs.

As expected, our Q1, 2004 EBITDA was impacted by our previously announced two-month shutdown of the No.2 recovery boiler at Elk Falls and the annual scheduled maintenance shutdown of our pulp digesters at Crofton. The costs associated with the recovery boiler shutdown were slightly higher than previously anticipated due to a minor startup delay.  Our upgraded No.2 recovery boiler is projected to deliver annual savings of $9 million, commencing in May, through an improved sales mix, lower maintenance costs, and higher productivity, which will maintain our market sales capacity following the permanent closure of our Elk Falls No.1 recovery boiler this quarter.

Despite these two significant events, Q1, 2004 EBITDA remained positive at $7.4 million, largely due to stronger pulp prices and performance improvements arising from our recently acquired recycled paper operation and reduced overhead costs.

2

In March we took steps to strengthen our liquidity by issuing US$250 million 7.375% senior notes, due 2014. The proceeds were used to redeem the Company's US$200 million 10.0% senior notes, due 2009, and for general corporate purposes.

Consolidated

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1
Net sales	$385.8	$383.7	$415.8	$405.9	$1,591.2	$399.2
Operating earnings (loss)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)	(37.6)
EBITDA	11.8	9.6	26.1	30.8	78.3	7.4
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)	(46.3)
EBITDA margin [1]	3.1%	2.5%	6.3%	7.6%	4.9%	1.9%
Net earnings (loss) per share - basic and diluted	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)	$(0.22)
Sales (000 MT)
Specialties	261.7	266.8	282.9	273.3	1,084.7	274.6
Newsprint	195.6	195.4	188.1	189.6	768.7	200.9
Total paper	457.3	462.2	471.0	462.9	1,853.4	475.5
Pulp	103.9	89.9	120.2	107.3	421.3	80.2
Total sales	561.2	552.1	591.2	570.2	2,274.7	555.7
Production (000 MT)
Specialties	260.9	277.1	273.5	263.8	1,075.3	280.1
Newsprint	199.6	186.2	188.2	200.8	774.8	197.6
Total paper	460.5	463.3	461.7	464.6	1,850.1	477.7
Pulp	99.0	93.7	114.8	111.3	418.8	70.2
Total production	559.5	557.0	576.5	575.9	2,268.9	547.9
Effective foreign exchange rate [2]	1.504	1.452	1.449	1.410	1.454	1.400
Average spot foreign exchange rate C$/US$ [3]	1.510	1.398	1.380	1.316	1.402	1.318
Period-end spot foreign exchange rate C$/US$ [4]	1.469	1.355	1.350	1.292	1.292	1.311
Common shares (millions):
At period end	205.9	205.9	205.9	214.6	214.6	214.6
Weighted average	205.9	205.9	205.9	208.8	206.6	214.6

1            EBITDA margin is defined as EBITDA as a percentage of net sales.

2            Effective period foreign exchange represents a blended rate which takes account of the applicable spot rates and the company's revenue hedging program in the period.

3            Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

4            Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

3

Three Months ended March 31, 2004 compared to Three Months ended December 31, 2003

Our Q1, 2004 EBITDA was in line with expectations and, as previously highlighted, reflected the impact of the shutdown of our Elk Falls recovery boiler and costs associated with the annual shutdown of our pulp digesters at Crofton.  Improved pulp prices, cost savings from our performance improvement initiative, the absence of one-time costs in Q4, 2003 to terminate a costly fibre contract, and the avoidance of market and fibre-related downtime in Q1 partly offset the impact of these shutdowns. Higher furnish and freight costs, the latter arising from the CN Rail strike, and the strong Canadian dollar adversely impacted Q1 earnings.

As a result of these factors, our Q1, 2004 EBITDA was $7.4 million, down from $30.8 million in Q4, 2003.  Our net loss for Q1, 2004 was $46.3 million ($0.22 per common share) on net sales of $399.2 million, compared to the prior quarter's net loss of $13.3 million ($0.06 per common share) on net sales of $405.9 million.  The current quarter's results included an after-tax foreign exchange loss arising from the translation of U.S. dollar denominated debt of $5.1 million ($0.02 per common share), compared to an after-tax gain of $15.0 million ($0.07 per common share) for the preceding quarter. Our Q4, 2003 results also included an after-tax write-down of fixed assets of $9.2 million ($0.0 4 per common share), relating to the rationalization of our Elk Falls pulp production facility.

Three Months ended March 31, 2004 compared to Three Months ended March 31, 2003

Our current quarter's EBITDA was down $4.4 million from Q1, 2003.  Improved pulp and uncoated specialty paper prices, further cost reductions, primarily in furnish and energy usage , and lower scheduled maintenance spending at our paper operations were outweighed by the adverse impact of a 13% appreciation of the Canadian dollar relative to its U.S. counterpart, and increased costs related to the current quarter's shutdowns, which were significantly higher than the costs of Elk Falls' five-day annual recovery boiler maintenance shutdown in the same period last year.

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Our net loss for the current quarter was $46.3 million ($0.22 per common share), on net sales of $399.2 million, compared to a net loss of $24.8 million ($0.12 per common share), on net sales of $385.8 million, recorded for the same quarter last year.  The reduction in earnings resulted primarily from an after-tax loss on translation of US$ debt of $5.1 million ($0.02 per common share) compared to an after-tax gain of $12.8 million ($0.06 per common share) for the same period in 2003.

Specialties

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1
Net Sales	$213.3	$214.9	$228.7	$223.2	$880.1	$224.8
EBITDA	14.4	15.7	17.7	18.2	66.0	25.0
Operating earnings (loss)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)	(0.1)
EBITDA Margin	6.8%	7.3%	7.7%	8.2%	7.5%	11.1%
Sales (000 MT)	261.7	266.8	282.9	273.3	1,084.7	274.6
Production (000 MT)	260.9	277.1	273.5	263.8	1,075.3	280.1
Average net sales revenue per tonne	$815	$805	$808	$817	$811	$819
Average cash costs per tonne[1]	760	747	746	750	751	728
SC-A, 35 lb. (US$/ton) 2,	655	660	690	695	675	695
LWC Paper, No.5, 40 lb. Average East Coast delivery (US$/ton) 2,	670	693	695	695	688	695
Telephone Directory Paper, 22.1 lb. (US$/ton) [2]	650	655	655	655	654	65

1.           Average cash costs per tonne for these purposes consist of cost of sales and selling, general, and administrative ( SG&A ) costs.

2.          Benchmark prices are sourced from Resource Information Systems, Inc.

Despite the seasonally slow period for commercial printers, prices for coated papers remained stable in Q1. Demand showed steady growth, but magazine advertising lineage remained sluggish, preventing producers from raising prices in the first quarter.  Compared to the same period a year ago, average benchmark prices for lightweight coated ("LWC") paper improved by US$25 per short ton.

Demand in the uncoated specialty papers market continued to show healthy signs of a sustained recovery. Markets were tight primarily as a result of solid demand and lower operating capacity.  This prompted price increase announcements of US$50 per short ton for supercalendered ("SC") papers for April 1, and US$45-US$60 per short ton for machine finished ("MF") hi-brites for March 1.  Kraft paper price increases of US$40 per short ton were also announced for March deliveries, the first time in 18 months.  Compared

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to the same period a year ago, average MF hi-brites and SC paper prices in Q1, 2004 were up by between US$20 and US$40 per short ton.  Directory prices remained unchanged over the comparable periods.

Three Months ended March 31, 2004 compared to Three Months ended December 31, 2003

A reduction in operating costs was the primary reason for a $6.8 million, or 37.4%, increase in EBITDA, compared to Q4, 2003.  The business recorded a Q1, 2004 operating loss of $0.1 million, on net sales of $224.8 million, compared to a loss of $6.0 million, on net sales of $223.2 million, for Q4, 2003.

Sales volumes were in line with those of the preceding quarter.  Similarly, average net sales revenue remained largely unchanged, with an improved sales mix offsetting the impact of a strong Canadian dollar.

Average cash costs improved by $22 per tonne, or 2.9%, compared to Q4, 2003. The improvement resulted primarily from cost saving initiatives, including de-inked pulp ("DIP") savings stemming from our recently acquired recycled paper division, higher operating rates, the absence of one-time costs incurred in Q4, and lower maintenance spending in the current quarter.

Three Months ended March 31, 2004 compared to Three Months ended March 31, 2003

The current quarter's EBITDA and operating earnings for our specialties business compared favourably with the corresponding period in 2003 when we recorded EBITDA of $14.4 million, and an operating loss of $10.0 million, on net sales of $213.3 million.

Increased sales volumes of 12,900 tonnes, or 4.9%, reflected improved demand, particularly for directory, MF hi-brite, and soft-calendered grades.  Average net sales revenue improved marginally as higher transaction prices across most grades and, to a lesser extent, performance improvements offset the negative impact of the stronger Canadian dollar.

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Average cash costs improved by $32 per tonne, or 4.2%, primarily as a result of significant improvements arising from our 2003 and 2004 performance improvement initiatives, lower maintenance spending, the avoidance of Q1, 2003 operational upsets, and lower unit fixed costs arising from an additional calendar day of production in the current quarter. The cost reductions primarily comprised savings related to lower kraft and energy consumption, lower DIP costs, and reduced distribution and fixed overhead costs. These positive factors significantly outweighed higher chip fibre costs and increased post-retirement charges.

Newsprint

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1
Net Sales	$114.6	$113.3	$117.5	$117.6	$463.0	$123.3
EBITDA	(2.7)	(1.4)	3.5	5.7	5.1	7.9
Operating earnings (loss)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)	(5.2)
EBITDA Margin	(2.4)%	(1.2)%	3.0%	4.8%	1.1%	6.4%
Sales (000 MT)	195.6	195.4	188.1	189.6	768.7	200.9
Production (000 MT)	199.6	186.2	188.2	200.8	774.8	197.6
Average net sales revenue per tonne	$586	$580	$625	$620	$602	$614
Average cash costs per tonne (1)	600	587	606	590	596	574
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) ( [2] )	470	495	495	512	493	520
1. Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs. 2. Benchmark prices are sourced from Resource Information Systems, Inc.

The newsprint market in Q1, 2004 continued to be clouded by a lingering weakness in U.S. consumption and a lacklustre recovery in newspaper advertising lineage.  Despite this, continued capacity reductions kept the market in balance, allowing producers to announce a price increase of US$50 per tonne during the quarter.  Compared to the same period a year ago, average newsprint benchmark prices in Q1, 2004 were up by approximately US$50 per tonne.

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Three Months ended March 31, 2004 compared to Three Months ended December 31, 2003

Our Q1, 2004 financial performance represented a modest improvement over the previous quarter when we recorded EBITDA of $5.7 million, and an operating loss of $9.8 million, on net sales of $117.6 million.

Newsprint sales volumes increased by 11,300 tonnes, or 6.0%.  Average net sales revenue weakened by $6 per tonne compared to the previous period, primarily as a result of increased freight costs arising from the CN Rail strike, and the impact of foreign exchange movements which more than offset a marginal improvement in quarter-over-quarter transaction prices.

Average cash costs improved by $16 per tonne, or 2.7%, compared to the previous quarter primarily due to various furnish cost reductions and lower overhead costs, including reduced scheduled maintenance spending.

            Three Months ended March 31, 2004 compared to Three Months ended March 31, 2003

Our Q1, 2004 EBITDA of $7.9 million represented a significant improvement from negative $2.7 million for the comparable period in 2003.  The business recorded an operating loss of $5.2 million on net sales of $123.3 million, compared to an operating loss of $18.5 million on net sales of $114.6 million, for Q1, 2003.

Sales volumes were higher by 5,300 tonnes, or 2.7%.   Average net sales revenue in the current period improved by $28 per tonne, or 4.8%, as higher transaction prices and, to a lesser extent, reduced distribution costs more than offset the adverse impact of the stronger Canadian dollar.

Average cash costs improved by $26 per tonne, or 4.3%, compared to the corresponding period in 2003.  Further cost reductions achieved in our kraft usage, together with the benefits realized from our recently acquired recycled paper operation, lower maintenance spending, an additional calendar day of production, and the absence of the prior period's operational upsets outweighed increased chip fibre prices and higher post-retirement costs.

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Pulp

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1
Net Sales	$57.9	$55.5	$69.6	$65.1	$248.1	$51.1
EBITDA	0.1	(4.7)	4.9	6.9	7.2	(25.5)
Operating earnings (loss)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)	(32.3)
EBITDA Margin	0.2%	(8.5)%	7.0%	10.6%	2.9%	(49.9)%
Sales (000 MT)	103.9	89.9	120.2	107.3	421.3	80.2
Production (000 MT)	99.0	93.7	114.8	111.3	418.8	70.2
Average net sales revenue per tonne	$557	$617	$580	$607	$589	$638
Average cash costs per tonne (1)	556	670	538	542	572	956
NBSK pulp, Northern Europe Delivery (US$ per tonne) ( [2] )	480	550	518	552	525	590
1. Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs. 2. Benchmark prices are sourced from Resource Information Systems, Inc.

Pulp markets experienced a robust start to the year, driven primarily by strong economic growth in China and continued inventory building by Chinese buyers.  Encouraging demand in Europe, as well as weather and transportation related disruptions and seasonally lower operating rates also contributed to the tighter market conditions.  These factors, combined with continued cost pressures on Canadian producers, helped drive NBSK price increases of US$60 per tonne during the quarter, taking prices to their highest level since March 2001.

Market conditions for hardwood-based pulp have lagged behind softwood due to increased supply but are starting to tighten.  A US$15 per tonne price increase was realized in Q1, 2004, and a further price increase of US$30 per tonne has been announced for April 1.

Compared to Q1, 2003, average European NBSK benchmark prices were up by over US$100 per tonne, and by more than US$30 per tonne for hardwood pulp.

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Three Months ended March 31, 2004 compared to Three Months ended December 31, 2003

Our major shutdowns in Q1, 2004 largely accounted for the sharp decrease in EBITDA and operating earnings compared to the last quarter of 2003.

Sales volumes decreased 27,100 tonnes, or 25.3%, primarily due to the shutdowns. Average net sales revenue increased by $31 per tonne, or 5.1%, reflecting price increases secured for our long and short fibre pulp products.

Average cash costs increased by $414 per tonne, or 76.4%, over the preceding quarter substantially as a result of costs associated with the Elk Falls and Crofton shutdowns.

Three Months ended March 31, 2004 compared to Three Months ended March 31, 2003

As highlighted above, the additional shutdowns in the current quarter significantly affected EBITDA and operating earnings compared to Q1, 2003 when we recorded EBITDA of $0.1 million, and an operating loss of $7.0 million, on net sales of $57.9 million.

Despite the additional downtime associated with our shutdowns, the decrease in sales volumes was restricted to 23,700 tonnes, or 22.8%, largely due to a significant reduction in kraft pulp consumed by our paper operations in the last year. Our average net sales revenue increased significantly by $81 per tonne, or 14.5%, to $638 per tonne, as considerably higher transaction prices more than offset unfavourable foreign exchange movements.

Average cash costs were higher by $400 per tonne, or 71.9% substantially due to higher unit costs associated with our Crofton and Elk Falls shutdowns in the current quarter.

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FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1
Cash provided (used) by operations (before changes in non-cash working capital)	$(1.4)	$(5.5)	$11.5	$12.6	$17.2	$(8.4)
Movement in non-cash working capital	(27.6)	22.3	(0.1)	10.7	5.3	35.5
Cash provided (used) by operations (after changes in non-cash working capital)	(29.0)	16.8	11.4	23.3	22.5	27.1
Capital spending	13.8	27.6	26.0	14.0	81.4	21.8
Capital spending as % of depreciation and amortization	29%	58%	55%	30%	43%	48%
Total debt to total capitalization (1) (2)	44%	45%	45%	44%	44%	47%
Net debt to net capitalization (3) (4)	44%	44%	45%	44%	44%	46%

1.      Total debt is comprised of long-term debt, including current portion.

2.      Total capitalization is comprised of total debt and shareholders' equity.

3.      Net debt is comprised of total debt less cash on hand.

4.      Net capitalization is comprised of net debt and shareholders' equity.

Changes in Financial Position

Cash flow provided by operating activities, after changes in non-cash working capital, for Q1, 2004 was $27.1 million, compared to cash flow used of $29.0 million for the first quarter of 2003 and cash flow provided of $23.3 million for Q4, 2003.

Our capital spending for the current quarter totalled $21.8 million, compared to $13.8 million for the same quarter in 2003, and $14.0 million for the fourth quarter of 2003.  The current quarter's spending included the majority of the work required to complete the upgrade of our Elk Falls No.2 recovery boiler.

In February, we commenced a $7.5 million upgrade to our No.10 paper machine at Powell River. The upgrade, scheduled for completion in June 2004, will enable us to produce higher-gloss uncoated specialty papers, such as our "Electraprime" grade, used mainly for advertising flyers and catalogues, and has a payback period of less than two years.

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Liquidity

Debt

As highlighted earlier, in March 2004, we issued US$250 million 7.375% senior notes, which are repayable in 2014. The notes were issued at par and resulted in net proceeds of US$245.2 million. We applied the proceeds to redeem our US$200 million 10% notes due March 2009 at a premium of 5% (US$10 million). The balance of the proceeds is being used for general corporate purposes.

At March 31, 2004, the borrowing base on our $350.0 million revolving operating loan was $348.5 million.  With no drawings, and outstanding letters of credit of $26.4 million, the balance available to us was $322.1 million. Our net debt to net capitalization as of March 31, 2004 was 45.7%.

In February 2004, Moody's lowered its credit ratings on our senior unsecured debt to Ba3 from Ba2 and on our secured credit facilities to Ba2 from Ba1, and confirmed its outlook on our debt ratings as negative.

We remain in compliance with the covenants under our credit facilities and bond indentures.  Our Consolidated Fixed Charge Ratio of the bond indentures, however, continues to be below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

Financial Instruments

We use financial instruments to reduce our exposure to foreign currency and price risks associated with our revenues.  Our hedging program generated $19.4 million (Q1, 2003 - $3.2 million) in pre-tax earnings for the quarter ended March 31, 2004.  At March 31, 2004, no commodity price hedging instruments were outstanding in respect of products sold.  The following table highlights our foreign currency options and forward contracts outstanding to sell U.S. dollars at March 31, 2004:

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	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at March 31, 2004
0 to 12 months	$370	1.3998	$184	1.4703	$56	1.5639
13 to 24 months	$87	1.3051	$60	1.4104	$-	-
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	$105	1.3647	$54	1.4539	$9	1.5269

At period-end exchange rates, the amount that we would receive to settle the above contracts and options is $51.9 million, of which $9.9 million has been included in accounts receivable and accounts payable.

At March 31, 2004, our long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$214.1 million over a four-year period at rates averaging 1.5491.  At period end exchange rates, the net amount we would pay to settle these contracts is $46.5 million.

We also use financial instruments to reduce our exposure to energy costs. At March 31, 2004, we had oil swaps to purchase 254,000 barrels at an average contract rate of US$21.96 per barrel, settling between April 2004 and April 2005, and natural gas swaps to purchase 1.7 million gigajoules ("Gj") at an average contract rate of US$3.98 per Gj, settling between April 2004 and October 2004.  At period-end rates, the net amount we would receive to settle these contracts is $5.7 million of which $3.3 million has been recognized in earnings in Q1, 2004.

Related Party Transactions

Our related party transactions for Q1, 2004 remain substantially unchanged from those reported in our 2003 annual MD&A.

Contractual Obligations

During Q1, 2004 there were no material changes, from those reported in our 2003 MD&A, in the contractual obligations that are outside the ordinary course of our business.

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Critical Accounting Policies and Judgmental Matters

The critical accounting policies and judgmental matters specified in our annual MD&A remain substantially unchanged.

Changes in Accounting Policies

Effective January 1, 2004, we adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants:

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's Consensus EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value, with unrealized changes in fair value recorded to the statement of earnings.  Upon adoption, we discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline or which we elected not to formally document as hedges.

Section 3110, Asset Retirement Obligations.

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.  There was no impact on our financial statements for Q1, 2004.

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Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.  There was no impact on our financial statements for Q1, 2004.

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the award's vesting period.  Upon adoption, we recorded an expense for stock-based compensation plans in the current quarter and applied the standard retroactively without restatement to the prior periods.  We made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current quarter to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.

         OUTLOOK

The improving fundamentals in specialty paper markets bode well for producers, with the busy printing season approaching.  For coated papers, markets are expected to tighten further, as a result of the delay of a potential 220,000 tonnes of new North American capacity.  Coated prices are expected to strengthen in the second and third quarters, as producers look to make up some of their losses from the strong dollar and higher fibre and energy costs.  In April, a US$60 per short ton price increase was announced for June 1.

The encouraging growth in U.S. demand for SC and MF hi-brite papers is projected to continue through 2004.  Given the current tightness of SC markets, the return to production of previously idled capacity should be readily absorbed by the market, allowing producers to secure their recently announced price increases in Q2, and ease cost pressures for many of them.  The April 1 kraft paper price increase is expected to be implemented early in Q2.

Demand for directory paper should continue its upward trend in Q2, as major buyers expand their offerings, and directory paper continues to have an increasingly attractive price relative to newsprint.  An anticipated shift of capacity to newsprint later in the year should help to rebalance supply and demand by year-end.

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As a result of switching by commercial printers to low-priced, higher-value grades, newsprint demand has remained largely unaffected by the increased U.S. economic activity.  The lacklustre demand, however, is being offset by significant capacity reductions.  The continued balancing of supply and demand is assisting producers in implementing the recently announced US$50 per tonne price increase for North American markets.  A stronger job market and continued economic growth should generate an upturn in newspaper classifieds later in the year, and provide producers with a further opportunity to raise prices.  It is anticipated that most offshore markets are likely to see price increases in Q2.

For pulp products, the performance of the Chinese economy and global paper demand will continue to be the key drivers of demand for the balance of 2004.  While the recent surge in NBSK softwood pulp prices shows no immediate signs of abating, any curtailment of purchasing by Chinese buyers could quickly lead to a pause in the pace of price gains.  The tightening of the hardwood pulp market is assisting producers in implementing price increases.

Despite the encouraging rate of economic growth in North America, the strength of the Canadian dollar continues to be a major concern as it negatively impacts the competitive position of Canadian exporters.  Economic commentators remain divided over the future direction of the Canadian dollar relative to its U.S. counterpart.  Nevertheless, it is clear that rising commodity prices have helped compensate for the weak U.S. dollar.

For the balance of 2004, we will continue to focus on achieving our targeted $90 million year-over-year performance improvement, and preserving cash flow.  Capital spending will remain limited to maintenance-of-business and carefully selected high-return capital projects until there is clear evidence of a sustained improvement in market conditions.

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RISKS AND UNCERTAINTIES

We produce and market products that are sold globally.  We seek to differentiate our product lines from those of other producers by supplying specialty products that add value for customers.  However, our operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to our operations based in British Columbia.

A discussion of the principal uncertainties to which we are subject follows.

Our Business is of a Cyclical Nature and Our Product Prices
May Fluctuate Significantly

Our markets are commodity-based and cyclical in nature. Markets for our principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

We Face Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of our production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of our competitors are larger and have greater financial resources than we do and some of the mills operated by our competitors are lower cost producers than the mills we operate.

We Face Risks Related to Our International Sales

A significant portion of our sales are outside Canada and the United States, and therefore we face a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

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Under the terms of our sales and marketing agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts.  If any of these contracts are terminated, we will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to our sales activities in the relevant market.

We are Subject to Risks of Exchange Rate Fluctuations

Our profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most of our sales are denominated. Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  We are also exposed to currency exchange risk on debt denominated in U.S. dollars, including our 7 3/8%  and 8 5/8% notes.

Under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt.

We are Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since we have no significant timber holdings, our operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers.  One of our suppliers is undergoing a court-approved corporate restructuring and we are unable to determine the impact, if any, of this on our operations.  Our fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by our suppliers or ourselves for market or other reasons.  Should we cease to be supplied with wood fibre under our contracts, alternative sources of fibre at acceptable prices may not be readily available.

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The majority of our fibre suppliers have employees who are represented by the IWA.  These collective agreements expired in June 2003.  After a four-week coast region strike, ended only by a government-ordered back to work order and appointment of a commissioner who would work with the parties to conclude a new or revised collective agreement by May 2004.  Approximately 50% of our fibre suppliers were affected by the strike.   Negotiations for new collective agreements with some B.C. interior-region lumber producers are still taking place and their outcome and the impact, if any, on our operations is not currently determinable.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by our suppliers are situated.  Although the renewal of forest tenures held by our suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

We Continue to be Affected by Aboriginal Groups' Claims of Aboriginal Title and Rights

Our ability to operate our manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as ourselves will not be affected by treaty negotiations.   In the case of our Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia.  While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against us in the proceeding.  Based on the history of similar proceedings, we expect that it would take many years before a final court decision could be rendered if the court proceeding were pursued against us.

Recent court decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title.  This duty of consultation may affect our ability to obtain or amend necessary regulatory permits on a timely basis.

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We are Exposed to Fluctuations in Energy Costs

We are a significant consumer of electrical power and fossil fuels.  We purchase the majority of our fossil fuels, particularly oil and natural gas on the spot market, which can fluctuate significantly depending on various external factors.  We manage a portion of our exposure to fluctuating fossil fuel prices through the use of financial derivatives and physical supply contracts, under a Board-approved energy program.

The Government of British Columbia regulates our electricity supply contracts and, although there have been no fluctuations in the price or terms of the contracts, future changes could have a significant impact on our earnings.  In late 2003, the BC Utilities Commission ("BCUC") received an application by BC Hydro to increase electricity prices by 7% from April 1, 2004, and a further 2% from April 2005.  In March, BC Hydro filed a revision to its application requesting a rate increase of 8.9% in 2004 and no increase in 2005.  The BCUC has determined that an interim rate of increase of 7.23%, approved by the BCUC, will take effect on April 1, pending the completion of a full public hearing beginning May 17.  If awarded, the additional 1.67% would be effective 30 days after the BCUC makes a final decision in the fall and would not be retroactive to April 1.

We Have Recorded Losses for Ten Consecutive Quarters

We have incurred a net loss in each of the ten quarters since the end of September 2001, and operating losses have been recorded for the last nine quarters.  These losses have arisen primarily as a result of adverse market conditions.  Should these conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

Our Debt May Impair Our Financial and Operating Flexibility

We have a significant amount of debt, and our debt agreements contain various restrictive and financial covenants.  Our ability to pay interest on, and to satisfy, our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond our control may affect our ability to make these payments.  In addition, our debt level may limit our ability to obtain additional financing and increase our vulnerability to interest rate fluctuations.  Should the challenging market conditions continue, we may, over time, have to rely to a greater extent on our revolving operating loan and, if necessary, additional sources of funding.

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We are Subject to Significant Environmental Regulation

Our operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions Could Have a Material Adverse Effect on our Business

Many of our suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on our business.

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